UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                                   Yahoo! Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   984332-10-6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------


        RONALD FISHER                               STEPHEN A. GRANT, ESQ.
    SOFTBANK HOLDINGS INC.                           SULLIVAN & CROMWELL
  10 LANGLEY ROAD, SUITE 403                           125 BROAD STREET
   NEWTON CENTER, MA 02159                            NEW YORK, NY 10004
        (617) 928-9300                                  (212) 558-4000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 29, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         (continued on following pages)
                                Page 1 of 8 Pages

                                       13D

---------------------                                         -----------------
CUSIP NO. 984332-10-6                                         PAGE 2 OF 8 PAGES
---------------------                                         -----------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOFTBANK America Inc.
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
        OO
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                     |_|
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH                 61,017,167
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                         61,017,167
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        61,017,167
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |_|
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        23.2%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
        HC, CO
-------------------------------------------------------------------------------

                                       13D

---------------------                                         -----------------
CUSIP NO. 984332-10-6                                         PAGE 3 OF 8 PAGES
---------------------                                         -----------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOFTBANK Holdings Inc.
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
        AF
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                     |_|
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH                 61,017,167
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                         61,017,167
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        61,017,167
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |_|
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        23.2%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
        HC, CO
-------------------------------------------------------------------------------

                                       13D

---------------------                                         -----------------
CUSIP NO. 984332-10-6                                         PAGE 4 OF 8 PAGES
---------------------                                         -----------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOFTBANK Corp.
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
        AF
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                     |_|
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Japan
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH                 61,122,167
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                         61,122,167
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        61,122,167
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |_|
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        23.2%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
        HC, CO
-------------------------------------------------------------------------------

                                       13D

---------------------                                         -----------------
CUSIP NO. 984332-10-6                                         PAGE 5 OF 8 PAGES
---------------------                                         -----------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Masayoshi Son
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
        AF
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                     |_|
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Japan
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH                 61,122,167
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                         61,122,167
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        61,122,167
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |_|
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        23.2%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
        IN
-------------------------------------------------------------------------------

         SOFTBANK America Inc., a Delaware corporation ("SB America"), SOFTBANK Holdings Inc., a Delaware corporation ("SBH"), SOFTBANK Corp., a Japanese corporation ("SOFTBANK"), and Mr. Masayoshi Son, a Japanese citizen ("Mr. Son" and, together with SB America, SBH and SOFTBANK, the "Reporting Persons"), hereby amend and supplement the statement on Schedule 13D previously filed by them, as heretofore amended and supplemented, with respect to the Common Stock, par value $0.001 per share (the "Common Stock"), of Yahoo! Inc., a California corporation (the "Issuer"), beneficially owned by them. Except as amended and supplemented hereby, the statement on Schedule 13D, as heretofore amended and supplemented, remains in full force and effect.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         The percentage interest held by each Reporting Person presented below is based upon 263,240,287 shares of Common Stock reported as outstanding as of October 31, 1999 in the Issuer's Form 10-Q report for the quarter ended September 30, 1999.

         SB America is a wholly-owned subsidiary of SBH, which in turn is a wholly-owned subsidiary of SOFTBANK. Mr. Son is the President and Chief Executive Officer of SOFTBANK and owns an approximately 38.3% interest in SOFTBANK. Accordingly, securities owned by SB America may be regarded as being beneficially owned by SBH; securities owned by SBH may be regarded as being beneficially owned by SOFTBANK; and securities owned by SOFTBANK may be regarded as being beneficially owned by Mr. Son.

         On October 29, 1999, 1,244,532 shares of Common Stock owned by SOFTBANK Technology Ventures IV L.P. and 25,397 shares of Common Stock owned by SOFTBANK Technology Advisers Fund L.P. were distributed to the partners of these partnerships. STV IV LLC, the general partner of each of these partnerships, received its pro rata share of these distributions, and it in turn distributed the shares it received to its members, including SB America as the owner of a 50% interest in STV IV LLC. As a result, SB America received 29,040 shares of Common Stock which it now holds directly, and it no longer beneficially owns indirectly the 1,269,929 shares of Common Stock previously owned by SOFTBANK Technology Ventures IV L.P. and SOFTBANK Technology Advisers Fund L.P. In addition, on October 11, 1999 an option to purchase 240,000 shares of Common Stock at $3.125 per share granted by SBH to an executive on December 13, 1996 was exercised to the extent of 30,000 shares of Common Stock.

         As of the date of the filing of this Statement, SB America beneficially owns, and SBH, SOFTBANK and Mr. Son may be deemed to beneficially own through SB America, 61,017,167 shares of Common Stock. Eric Hippeau, a director of the Issuer and Chairman and Chief Executive Officer of Ziff-Davis Inc., a subsidiary of SBH, holds options to purchase 210,000 of these shares at $3.3125 per share and 67,680 of these shares at

                                Page 6 of 8 Pages
approximately $10.97 per share, and Ronald D. Fisher, Vice Chairman of SBH, holds options to purchase 11,280 of these shares at approximately $10.97 per share. SOFTBANK may be deemed to own an additional 105,500 shares of Common Stock by virtue of its ownership of all of the stock of SOFTBANK Ventures Inc., a Japanese corporation, which is the "operating principal" under a "silent partnership agreement" (a so-called tokumei kumiai keiyaku) under Japanese law and has voting power and investment power over such 105,500 shares. Mr. Son may also be deemed to be an indirect beneficial owner of such 105,500 shares beneficially owned by SOFTBANK by virtue of Mr. Son's ownership interest in SOFTBANK. The total beneficial ownership of SB America and SBH amounts to 61,017,167 shares of Common Stock, which represents approximately 23.2% of the outstanding Common Stock, and the total beneficial ownership by SOFTBANK and Mr. Son amounts to 61,122,167 shares of Common Stock, which represents approximately 23.2% of the outstanding Common Stock.


Item 7.  Material to be filed as Exhibits.
         --------------------------------

14. Agreement of Joint Filing, dated as of January 11, 1999, among SB America, SBH, SOFTBANK, Mr. Son and SOFTBANK Ventures, Inc. (Filed as
         Exhibit 6 to Amendment No. 1 to the Statement on Schedule 13D filed on January 12, 1999 by SOFTBANK and others with respect to the Common Stock of the Issuer and incorporated herein by reference.)

15.      Power of Attorney by SOFTBANK  and Mr. Son.  (Filed with  Statement  on
         Schedule 13G filed on February 17, 1998 by SOFTBANK, Mr. Son and SOFTBANK Ventures, Inc. with respect to the Common Stock of Concentric Network Corporation and incorporated herein by reference.)



                                Page 7 of 8 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 23, 1999

                                             SOFTBANK AMERICA INC.



                                             By:  /s/ Stephen A. Grant
                                                ----------------------
                                                Secretary

                                             SOFTBANK HOLDINGS INC.



                                             By:  /s/ Stephen A. Grant
                                                ----------------------
                                                Secretary

                                             SOFTBANK CORP.



                                             By:  /s/ Stephen A. Grant
                                                ----------------------
                                                Attorney-in-fact

                                             MASAYOSHI SON



                                             By:  /s/ Stephen A. Grant
                                                ----------------------
                                                Attorney-in-fact


                                Page 8 of 8 Pages